ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 27, 2004

[redacted]

04045881

RECEIVED
2004 NOV -2 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
27 October 2004 – (ASX Quarterly Report for the period 1 July to 30 September 2004)
27 October 2004 – (ASX Appendix 5B for 30 September 2004)

dlw 11/3

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

QUARTERLY REPORT FOR THE PERIOD
FROM 1 JULY 2004 TO 30 SEPT 2004

HIGHLIGHTS

UNITED STATES OF AMERICA
Third quarter oil and gas sales amount to $634,469.
Gas discovery in Hollywood Sands at Lake Long, Louisiana.
Eagle Prospect, California, waiting on farmin partners.
Bay Courant (Louisiana)Project agreement finalised; rig expected early November 2004.
South Grosse Tete (Louisiana) Project announced, rig tenders called for Dec drilling.
Langford 25 re-entry (Texas) planned for early November 2004

CHINA
Pre-development studies planned for Beibu Block 22/12 Offshore China.
Cluster of exploration targets in the vicinity of the 6-12-1 oil discovery estimated to have potential in order of 50 million barrels recoverable.
Block renewed on back of new exploration potential in Wei 6-12 area and 50% upward revision of reserves at Wei 12-8 Field.

AUSTRALIA
T18P Bass Basin (Offshore Tasmania) Trefoil 1 to spud Oct 2004.
Improved data likely to have positive impact on prospectivity of WA-254-P
Stokes Bay #1 Point Torment well delayed until 2005.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

The Operator, Apache, has undertaken, in conjunction with PGS, the reprocessing of a new 3D seismic data set over the permit that may lead to further drilling opportunities. The reprocessing by PGS utilises more modern processing techniques. Initial investigations by Apache indicate the improved data set with the application of AVO/offset technology is likely to have a positive impact on prospectivity in the block. A Joint Venture Meeting in November 2004 is scheduled to address this work and will include a review of the Little Joe Prospect and the Sage oil discovery.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty) (OPERATOR ORIGIN ENERGY)

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Ensco 102 jack-up is on location to drill the Trefoil Prospect.

The royalty interest was created by a Deed of Assignment and Grant of Royalty dated 19 March 1986 made between First Australian Resources NL et al and Amoco Australia Petroleum Company ("Amoco") and South Australian Oil & Gas Corporation Pty Limited ("SAOG") pursuant to which a participating interest in T18P was assigned in exchange for an over-riding royalty interest.

The Deed establishing the royalty interest was registered by the relevant authority under the Petroleum (Submerged Lands) Act on 23 March 1986. The overriding royalty is based on a share of gross production net of Government royalty and resource rent tax.

FAR has notified each of the current participants of the royalty interest and is awaiting confirmation of acknowledgement. FAR is in receipt of correspondence from SAGASCO (now Origin Energy Resources Limited, Operator of the T18P joint venture) accepting liability in respect of its obligation under the Deed.

As a royalty holder FAR does not receive information on activities within the block, however public domain data lodged with the ASX indicates the Trefoil Prospect has potential Reserves of 300 PJ and 36 million barrels of liquids. Trefoil is located approximately 40 km west of the Yolla A platform. The permit also hosts the White Ibis Field (potential 50PJ and 5 million barrels)

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST (OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

Further delays in scheduling a follow up well to the original Point Torment discovery occurred during the quarter while the Empire Oil and Gas NL sought new drilling partners in the proposed Stokes Bay-1 well. The co-venturers have signed an agreement with LNG International Pty Ltd to purchase natural gas from the Point Torment Gas field in Retention Lease R1 in the onshore Canning Basin.

The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil. FAR has indicated it may increase its interest in the planned Stokes Bay No 1 well pending the final make up of participants in the well. The well has been rescheduled for mid 2005.

EP 104 occupies an area of 740 sq km with the current term expiring on 10 November 2004. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

CHINA
BEIBU GULF BLOCK 22/12 - 5% working interest
OPERATOR: ROC

Between mid-April and mid-May 2004 FAR participated in three exploration and appraisal wells in and around the 12-8 West and 12-8 East oil fields in the southern part of the Block, which is located in the Beibu Gulf, offshore China.

As reported at that time, initial results were disappointing: only one well encountered a significant oil column and that oil proved to be highly viscous. However, intensive post-drill studies conducted during the last several months have indicated that other aspects of the drilling results encourage a more positive view of the petroleum potential of the Block.

It now appears that the total amount of in-place oil in the 12-8 West and 12-8 East fields is approximately 50% greater than the 119 MMBO in-place estimates published by Independent Experts in earlier reports. In the light of post well analysis and the recent strengthening of forward curve oil prices, the potential commercial development of the 12-8 East and 12-8 West oil fields clearly merits further investigation, notwithstanding the highly viscous nature of the oil.

The results of the 2Q 2004 drilling programme also provided, for the first time, information which allows the 3D seismic data to be calibrated with well data. As a result of integrating this information into the geological model, it now appears that there is a cluster of prospects in the northern part of the block. These prospects are in the vicinity of the Wei 6-12-1 discovery, which was made by the Joint Venture in March 2002 and which confirmed that the oil in this part of the block is of significantly less viscous than that found in the 12-8 East Field. Based on 3D seismic, supported by amplitude and AVO anomalies, this cluster of prospects is currently estimated by the Operator to have an unrisked recoverable reserve potential in the order of 40 to 50 MMBO. The proximity of this cluster of prospects to existing infrastructure encourages the view that this part of the block warrants further exploration.

The Joint Venture has agreed to move forward with scheduled discussions with relevant Government authorities in China, which are designed to identify an optimum way of realising the block's petroleum potential. Specifically the proposed 2005 budget allows a wildcat well in the 6-12 area, the finalisation of a pre-feasibility study and Oilfield Development Program for the 12-8 West Field and possibly production testing of the 12-8 East Field.

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km (less relinquished area). Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

UNITED STATES OF AMERICA

The Company views the USA, particularly the gulf coast area, as the key to building a production and reserve base. FAR continually reviews new opportunities generated by a strong network built over more than a decade of doing business in Texas and Louisiana. The company has now accumulated AUD$41.6 million in revenues (attributable to FAR) from the inception of its participation in the USA oil and gas business.

Following closely behind the Middle Hollywood discovery at Lake Long, FAR has made commitments to participate in drilling a minimum of four additional wells during the remainder of 2004 which have the potential to provide a significant boost to our US effort. These are in approximate order of timing:

- The SL 17316-1 well test of Bay Courant, Louisiana (early Nov 2004)
- The Langford 25 #3H-TXV Horizontal Re-entry well, Texas (early Nov 2004)
- An 11,650 foot test of the South Grosse Tete Prospect, Louisiana (Dec 2004)
- Subject to farmin, the Eagle #2 follow up well in California (Dec 2004 – Feb 2005)

Bay Courant Project, Lafourche Parish, South Louisiana (FAR 20% participation)

Subsequent to the quarter end, FAR executed formal documents for its 20 percent participation in the Bay Courant Project located in Lafourche Parish, South Louisiana.

A turnkey drilling contract has been signed between the Operator, Inflow Petroleum Resources, LP and Drilling Partners LLC, and it is now anticipated TODCO Rig 11 will arrive on location during the first week of November 2004.



(TODCO Barge Rig, South Louisiana, courtesy www.carlmaples.com)

The Bay Courant Project is a low risk, normally pressured test of multiple Miocene oil and gas targets with good upside potential located in the intracoastal State waters, Lafourche Parish, South Louisiana.

Bay Courant Field is approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow.

The field was discovered in 1973 by Tenneco Oil Company and has produced 5.1 billion cubic feet of gas and 0.4 million barrels of oil and condensate from three wells. The field has been inactive since 1980 and is believed to be a south westerly extension of the prominent Golden Meadow Field (deep-seated salt dome) presently operated by Apache Corporation with a fault block adjacent to Bay Courant that has produced in excess of 70 billion cubic feet of gas.

The initial prospect is mapped as a structural closure against a downthrown fault and is supported by 3D seismic acquired in 1998, earlier 2D Amoco and Tenneco seismic, sub surface well control and engineering studies. The attractive character of the area is manifested in wells drilled by several large companies including Texaco and Tenneco. Significantly, FAR has enjoyed success in earlier programs located regionally at Kings Ridge, Lake Raccourci and Isle of St Jean Charles.

The initial development well, a normally pressured 12,800 foot test, will be drilled from a barge rig and targets 4 sands which have been independently appraised as having proved reserves of 5.8 billion cubic feet of gas, 0.52 million barrels of oil and additional probable reserves of 1.7 BCF and 0.41 million barrels. A second well would be anticipated for timely reserve development. A pipeline is located less than one mile from the drill site, providing good logistics for early sales.


GOLDEN MEADOW
BAY COURANT 20-T20S-R21E
LAKE BARRE
LAKE RACCOURCI
SOUTHEAST LOUISIANA
GAS PIPELINE TRANSMISSION MAP SHOWING BAY COURANT FIELD
SCALE 1" ~ 7.5 MI

The Primary objective Dulac Sand at Bay Courant shares a common aquifer with the Golden Meadow Field accumulation to the northeast. Two shallower sands which are also regionally productive in nearby fields, the Bourg and Pelican Sands, extend from 11,700 to 12,000 feet at Bay Courant but with no well completions to date. The Pelican Sand at Bay Courant is gas-condensate productive by drill-stem test, and the Bourg Sand is oil-prospective based on a well log show.

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone" this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. Majors have expressed an interest in farming into the lease for a deep test.

FAR's working interest at Bay Courant will reduce to 15 percent once payout has been achieved which is estimated to be within 10 months provided the program proceeds according to plan. FAR is the only listed entity participating in the project with other interests held by North American entities.

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 15% participation)

During the quarter, FAR reached agreement in principle with Gruy LLC, of Dallas, Texas, to participate in the drilling of the South Grosse Tete Prospect, located in Iberville Parish, South Louisiana, approximately 15 miles southwest of Baton Rouge.

Under the agreement, FAR will pay for 15% of the cost of an 11,650 foot normally pressured test of the Upthrown Bol Mex section of the Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. The cost of the well, a land based vertical hole planned for December 2004, is estimated at US$1.4 million with a further $US0.5 million for completion and pipeline connection. Provided the project is successful payout is estimated within 10 months.

The well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives at the Nonion Struma, Nodosaria and Deep Wilcox intervals. Whilst the exploration risk increases with depth, this is more than offset by the target sizes of the deeper objectives, namely:

Objective	Depth (Feet)	Potential Recoverable Reserves
Nonion Struma	13,000	12-15 BCF gas
Nodosaria	13,500-14,500	100 BCF gas and 5 million barrels oil
Deep Wilcox	16,500-17,500	350-500 BCF gas and 9-13 million barrels oil

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

Gruy LLC has advised the Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas. FAR's interest will reduce to 11.25 percent once cost recovery has been achieved on a project basis.

Lake long Deep Project, Lafourche Parish, South Louisiana.

At the date of this report, the 328 #1 well, Lake Long Field, Lafourche Parish, South Louisiana has been completed for production from the Middle Hollywood Pay Sand Interval which logged 28 feet of net gas pay (adjusted for well deviation). The well tested at a final rate of 4.2 million cubic feet of gas per day and 336 barrels of (40 degree gravity) oil per day on a 12/64 inch choke at a tubing pressure of 6,584 psi with no water.



The field operator anticipates the well will be turned to sales in a relatively short time frame, enabling the participants to take advantage of strong prevailing energy prices.

During the quarter, the SL328 #1 well, was drilled to a depth of 16,654 feet (15,520 True Vertical Depth. No reservoir quality sand was evident in the Deeper Cib Op objective.

The SL 328 #1 represents the fifth well in the Lake Long Field in which FAR has participated, all of which have resulted in commercial production. Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers.

The drill data from the SL328#1 well will now be integrated into the 3D data base with preliminary observations that Hollywood potential exists in two up-dip fault blocks.

FAR participated in the Lake Long Deep Test well by paying 5 percent of the well (before completion) reducing to a working interest of 4.09375 percent (after completion). All working interests are subject to State and other minor royalties. Other participants are non listed entities, Kriti Exploration Inc and Palace Exploration Company both based in North America.

Langford 25 #3H-TXV Horizontal, Hardeman County, Texas

FAR has agreed to a proposal to re-enter, sidetrack and extend the existing Langford 25 #3H-TXV well to improve oil production. The original Langford horizontal was drilled during July 2001 and penetrated a seismically defined Mississippian mound of excellent porosity and permeability some 305 feet above the lowest known oil based on existing well control.

During 2001, the well was placed on line and produced at the rate of 108 barrels of 50° gravity oil and 110 thousand cubic feet of gas per day on a 12/64 inch choke at a flowing tubing pressure of 1250 psi, but has since declined to 10 barrels of oil per day

The closest analogue with a similar structure and drainage area is an Ensearch well in the Apex Field that has produced 1.5 million barrels of oil from 185 feet of pay and is still producing flat line. Independent geological reports suggest an oil column of the magnitude of the Loveless-Langford well (305 feet of potential pay) should therefore recover a considerable amount of oil leading to the decision to undertake the above program during the 4th quarter 2004.The Langford lease is supported by a tank battery comprising four (4) 300 barrel tanks to handle oil production.

FAR has an 18.25 percent working interest in the above program, the existing well and 80 acre production unit. Other interests are held by North American entities. The Operator is Rio Petroleum Inc, of Amarillo, Texas

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry)

The Operator has advised that interpretation of the recently acquired 13km seismic strike line in the Eagle Project shot through the key wells on the Huron Nose provides strong evidence that the oil accumulation tested by the Mary Bellocchi No.1 vertical well in 1986 and intersected in the 2001 Eagle No.1 horizontal well appears to be not just a small structural accumulation but to have a stratigraphic component which can be interpreted to be a stratigraphic trap of the order of 20 million barrels and 40 BCF on the high side. Additional seismic attribute analysis is in progress to reinforce this interpretation. The drilling of a new well somewhere between half and one mile northwest of Eagle No.1 on this seismic line would provide the ultimate confirmation of this interpretation of a significant stratigraphically trapped oil field.

Independent contractors now estimate that the cost to drill an initial vertical well to determine the presence of Gatchell Oil Sand updip from Eagle-1 would be US$1.42 million. The all up cost to case and test this well through the target oil horizon would be in the order of US$2.07 million thus significantly reducing the risk money to test the potentially significant updip stratigraphic potential.

Armed with this new information, the Operator is seeking a local industry partner to carry out the drilling of the new Eagle-2 well between December 2004 and February 2005.

In mid 2001, Eagle 1, a horizontal well bore within the Gatchell sandstone reservoirs intersected 131 metres of "pay" (net 91 metres) over the interval, 4,177 metres to 4,207 metres (30 metres) in the Upper Gatchell and 4,229 metres to 4,330 metres (101 metres) in the Lower Gatchell. This pay exhibited good to excellent porosity and improved thickening compared to the Gatchell sands in the adjacent vertical Mary Bellocchi 1 well which tested 223 barrels of oil and 820 thousand cubic feet of gas per day.

FAR has a 15 percent working interest in the Eagle Project and is likely to farm out some portion of this interest to an incoming participant in any new well.

PRODUCTION

Gas sales during the quarter totalled 34.7 million cubic feet for an average of 0.38 million cubic feet per day at an average price of US$6.09 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 5,926 barrels for an average of 64 barrels of oil per day at an average price of US$40.97 per barrel before production taxes. Quarterly revenues amounted to $634,469.

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email:info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 SEPTEMBER 2004

Consolidated statement of cash flows

			Current quarter $A'000	Year to date (9 months) $A'000
	Cash flows related to operating activities			
1.1	Receipts from product sales and related debtors		608	1,750
1.2	Payments for	(a) exploration and evaluation	(824)	(1,477)
		(b) development		(90)
		(c) production	(109)	(446)
		(d) administration	(271)	(675)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		22	57
1.5	Interest and other costs of finance paid		(11)	(26)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		(585)	(907)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	(8)	(46)
		(b)equity investments		
		(c) other fixed assets	(20)	(44)
1.9	Proceeds from sale of:	(a)prospects		260
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (provide details if material)			
	Net investing cash flows		(28)	170
1.13	Total operating and investing cash flows (carried forward)		(613)	(737)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(613)	(737)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		1,801
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(81)	(143)
	Net financing cash flows	(81)	1,658
	Net increase (decrease) in cash held	(694)	921
1.20	Cash at beginning of quarter/year to date	3,723	2,022
1.21	Exchange rate adjustments to item 1.20	(51)	35
1.22	**Cash at end of quarter**	2,978	2,978

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	76
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	838	622
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	887
4.2	Development	171
	Total	**1,058**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	205	417
5.2	Deposits at call	929	1,101
5.3	Commercial Bills	1,145	1,344
5.4	US Certificates of Deposit (short term investment)	699	861
	Total: cash at end of quarter (item 1.22)	2,978	3,723

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	189,757,683	189,757,683	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	1,400,000 2,500	1,400,000 2,500	6.5 cents 7 cents	N/A N/A
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Tradeable Incentive	 105,995,661 8,000,000	 105,995,661 --	*Exercise price* 7 cents 10 cents	*Expiry date* 31 July 2005 16 June 2007
7.8	Issued during quarter (FAROA)	1,400,000	1,400,000	*Issue Price* 2.5 cents	*Expiry Date* 31 July 2005
7.9	Exercised during quarter	(2,500)	(2,500)	*Exercise Price* 7 cents	*Expiry Date* 31 July 2005
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: . Date: 27 Oct 2004

Print name: MICHAEL EVANS (DIRECTOR)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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